SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 9)(1)

                             BCT INTERNATIONAL, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
              ----------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                               317 Madison Avenue
                                   Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2000
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055-355-101             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               545,082
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        545,082
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      545,082
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        [ ]


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock (the "Common Stock") of BCT International, Inc., a Delaware corporation, with its principal offices located at 3000 NE 30th Place, 5th Floor, Fort Lauderdale, Florida 33306 ("Issuer"), remains in full force and effect. The Issuer's most recent periodic report filed under the Act, indicated that as of October 9, 2000 the Issuer had 5,822,208 shares of common stock issued and outstanding.

Item 2. Identity and Background.

            (a) This Amendment No. 9 to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

            (c) Mr. Bronson is the President and sole member of Catalyst Financial LLC ("Catalyst"), a broker-dealer licensed under the Act.

            (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been or is now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Not Applicable

Item 4. Purpose of Transaction.

                On October 20, 2000, Mr. Bronson delivered a letter to the Board of Directors of the Issuer indicating that he believed that management of the Issuer has failed to deliver the appropriate value to the shareholders of the Issuer. In the letter Mr. Bronson requested the Board of Directors of the Issuer to support Mr. Bronson in making a tender offer to acquire all of the issued and outstanding shares of BCTI common stock or a minimum of forty-one percent of the issued and outstanding shares of BCTI at a purchase price of $2.50 per share. Additionally, the letter stated that if the Board of Directors determined not to support Mr. Bronson's proposal, that the Issuer should make Mr. Bronson an offer to purchase his shares of the Issuer. A copy of Mr. Bronson's letter to the Board of Directors is attached as an Exhibit to this Schedule 13D.

             Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

             (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

             (e) Any material change in the present capitalization or dividend policy of the Issuer;

             (f) Any other material change in the Issuer's business or corporate structure;

             (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

             (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

             (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson owns an aggregate of 545,042 shares of the Issuer's Common Stock, representing approximately 9.4% of the total shares of Common Stock deemed outstanding. With respect to such shares of Common Stock, Mr. Bronson owns 451,960 shares of Common Stock in his name and 93,082 shares in the name of Catalyst, a limited liability company wholly owned by Mr. Bronson.

            (c) Not applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

Item 7. Material to be Filed as Exhibits.

            October 20, 2000 Letter, from Mr. Bronson to the Board of Directors of the Issuer.


Date: October 23, 2000

                                        /s/ Steven N. Bronson
                                        -------------------------------------
                                        Steven N. Bronson

                                                                         Exhibit

                                Steven N. Bronson
                           c/o Catalyst Financial LLC
                           900 Third Avenue, Suite 201
                            New York, New York 10022

--------------------------------------------------------------------------------



                                                                October 20, 2000

VIA FEDERAL EXPRESS

To the Board of Directors
BCT International, Inc.
3000 N.E. 30th Place
Fort Lauderdale, Florida 33306-1957

Dear Sirs:

         I have been a shareholder of BCT International, Inc. (BCTI) for the last six years. It is my opinion that, during that time period, management has not delivered the appropriate value to the BCTI shareholders in view of the potential of BCTI's business. I note that the closing price of BCTI common stock on Friday. October 20, 2000 was $1.34375. Accordingly, I believe that a going private transaction priced at $2.50 per share will enable BCTI's shareholders to realize a fair value for their shares.

         I am interested in making a tender offer to acquire all of the issued and outstanding shares of BCTI common stock or a minimum of forty-one percent of the issued and outstanding shares of BCTI at a purchase price of $2.50 per share. I believe that my proposal will enable the shareholders of BCTI to immediately realize the fair value for their shares of BCTI common stock. At this time, I am requesting the support of the Board of Directors of BCTI in connection with my proposal.

         In the event that the Board of Directors determines not to support my proposed offer, I would prefer not to pursue a hostile tender offer, and I request that BCTI make me an offer to purchase my shares of BCTI.

         Please contact me or have BCTI's counsel contact my attorney James A. Prestiano, Esq. at (212) 949-9696 to discuss the above.

                                                       Very truly yours,

                                                       /s/ Steven N. Bronson


cc:   Robert MacCuley, Esq.
      James A. Prestiano